                                         Filed by Pediatrix Medical Group, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                  Subject Company: Pediatrix Medical Group, Inc.
                                                    Commission File No. 0-267620


         The following communication contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future benefits of the merger, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include Pediatrix shareholder approval, the ability to successfully integrate acquired companies, control of costs and expenses, general industry and market conditions, growth rates, and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations.

         For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see reports filed by Pediatrix with the SEC, including the discussions in Pediatrix's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, in Item 1 in the section entitled "BUSINESS - Risk Factors" and the remainder of the BUSINESS section and in the Proxy Statement/Prospectus contained in the Registration Statement on Form S-4, as amended, relating to the business combination transaction referenced in the following communication in the section entitled "RISK FACTORS."

         Investors and security holders are advised to read the Proxy Statement/Prospectus contained in the Registration Statement on Form S-4, as amended, previously filed by Pediatrix with the SEC regarding the business combination transaction referenced in the following communication because it contains important information. Additionally, a detailed list of names, affiliations and interests of participants in the solicitation can be found in the proxy statement-prospectus. Investors and security holders may obtain a free copy of the registration statement and proxy statement-prospectus and other documents filed by Pediatrix at the SEC's web site at www.sec.gov. The registration statement and proxy statement-prospectus and such other documents may also be obtained free of charge from Pediatrix by clicking on the link "SEC Filings" on Pediatrix's web site at www.pediatrix.com.

         THE FOLLOWING WAS CONTAINED IN PRESS RELEASES DISSEMINATED BY PEDIATRIX ON APRIL 5, 2001.


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FOR MORE INFORMATION:
Bob Kneeley
Director, Investor Relations
954-384-0175, x-5300

FOR IMMEDIATE RELEASE

         PEDIATRIX MEDICAL GROUP TO PROVIDE ADDITIONAL EARNINGS GUIDANCE
                  REFLECTING IMPACT OF PROPOSED MAGELLA MERGER

FORT LAUDERDALE, FLORIDA, April 5, 2001 - Pediatrix Medical Group, Inc., (NYSE:
PDX) will host an investor conference call today, Thursday, April 5, 2001, at 4 p.m. eastern time, on which Pediatrix will provide earnings guidance for calendar year 2001 to reflect the impact of the proposed merger transaction with Magella Healthcare Corporation.

         On February 15, 2001, Pediatrix announced that it had signed a definitive agreement to merge with Magella. During a conference call on that date, Pediatrix informed investors that in the coming weeks additional earnings guidance would be provided. Assuming Pediatrix's shareholders approve the merger transaction, it is expected to close May 15, 2001. The impact of the proposed merger transaction, including the estimated results of operations of Magella for the seven and one-half month period ending December 31, 2001, will be discussed by Pediatrix during the conference call.

         Pediatrix remains confident in its February 2001 statements regarding the 2001 earnings guidance for its existing operations and that the merger with Magella will be immediately accretive to earnings per share.

         Pediatrix's Board of Directors has established that shareholders of record as of the close of business April 12, 2001 will be eligible to vote on the proposed merger by proxy or at the 2001 Annual Meeting of Shareholders scheduled for May 15, 2001 in Fort Lauderdale, Florida.

         On Thursday, April 5, Pediatrix intends to file with the U.S. Securities and Exchange Commission an amendment to its Proxy Statement/Prospectus outlining the proposed merger with Magella, as well as an amendment to its Annual Report on Form 10-K for the year ended December 31, 2000 to conform with information contained in its amended Proxy Statement/Prospectus. Both documents will be available by contacting Pediatrix or by logging on the Internet, www.pediatrix.com and following the links to "SEC Filings".
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Investor Call

         The investor call will be available by dialing 800-230-1085 within the United States. Investors from outside the United States may dial 612-332-0932. The call will be simulcast on the Internet at WWW.VCALL.COM. A replay of the investor call will be available at WWW.VCALL.COM, or by telephone replay approximately two hours following the conclusion of the call, by dialing 800-475-6701 from within the United States, or 320-365-3844 from outside the United States. The access code for the replay is: 580746.

About Pediatrix Medical Group, Inc.:

         Pediatrix was founded in 1979. Its neonatal physicians provide services at more than 155 neonatal intensive care units (NICUs) and its perinatal physicians provide services in 10 markets where Pediatrix's neonatal physicians practice. Combined, Pediatrix and its affiliated professional corporations employ more than 450 physicians in 24 states and Puerto Rico. Additional information is available on the Internet: www.pediatrix.com.

About Magella Healthcare Corporation:

         Magella was founded in 1998 and was sponsored by the investment firm Welsh, Carson, Anderson & Stowe. The physician group provides neonatal services in 11 markets in eight states, and maternal-fetal medicine services in five markets in three states. A total of 80 neonatologists provide care for patients at 30 NICUs, with current annualized patient volume of approximately 180,000 NICU patient days. In addition, there are a total of 29 maternal-fetal medicine subspecialists practicing as part of the group.

                                      # # #

EXCEPT FOR HISTORICAL INFORMATION, MATTERS DISCUSSED IN THIS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, BUSINESS, FINANCIAL AND INTEGRATION RISKS ASSOCIATED WITH THE MERGER; RISK THAT THE APPROVAL OF PEDIATRIX SHAREHOLDERS MAY NOT BE OBTAINED; AND RISK THAT THE MERGER TRANSACTION WILL NOT BE CONSUMMATED. IN ADDITION, PEDIATRIX DETAILS OTHER RISK FACTORS IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000, FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THESE RISKS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS.
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FOR MORE INFORMATION:
Bob Kneeley
Director, Investor Relations
954-384-0175, x-5300

FOR IMMEDIATE RELEASE
---------------------

                  PEDIATRIX EXPECTS 2001 EPS OF $1.17 TO $1.25

FORT LAUDERDALE, FLORIDA, April 5, 2001 - Pediatrix Medical Group, Inc., (NYSE:
PDX) today announced that earnings per share for calendar year 2001 is expected to be between $1.17 to $1.25, including the impact of the proposed merger transaction with Magella Healthcare Corporation.

         Pediatrix expects first quarter 2001 earnings to be in a range of 20 to 22 cents per share.

         Pediatrix is providing earnings guidance for each of the fiscal quarters and the full year during an investor conference call scheduled for 4 p.m. eastern time today.

         Pediatrix's earnings guidance assumes the completion of the proposed Magella merger on May 15, 2001. In addition, Pediatrix's earnings guidance assumes that the company will successfully complete additional physician group practice acquisitions during 2001. The following table provides a range of Pediatrix's earnings per share estimates by quarter and for calendar year 2001:

           Period                                       Estimated EPS
           ------                                       --------------

           2001 First Quarter                           $0.20 to $0.22
           2001 Second Quarter                          $0.27 to $0.29
           2001 Third Quarter                           $0.35 to $0.37
           2001 Fourth Quarter                          $0.35 to $0.37
           Calendar Year 2001                           $1.17 to $1.25




         On February 15, 2001, Pediatrix announced that it had signed a definitive agreement to merge with Magella. Pediatrix expects that the proposed merger with Magella will be completed on May 15, 2001, assuming Pediatrix shareholders approve the transaction. Pediatrix anticipates that the Magella transaction will be immediately accretive to earnings per share.

         Pediatrix's Board of Directors has established that shareholders of record as of the close of business April 12, 2001 will be eligible to vote on the proposed merger by proxy or at the 2001 Annual Meeting of Shareholders scheduled for May 15, 2001 in Fort Lauderdale, Florida.

Investor Call

         A replay of the investor call is available at WWW.VCALL.COM, or by telephone replay approximately two hours following the conclusion of the call, by dialing 800-475-6701 from within the United States, or 320-365-3844 from outside the United States. The access code for the replay is: 580746.

About Pediatrix Medical Group, Inc.:

         Pediatrix was founded in 1979. Its neonatal physicians provide services at more than 155 neonatal intensive care units (NICUs) and its perinatal physicians provide services in 10 markets where Pediatrix's neonatal physicians practice. Combined, Pediatrix and its affiliated professional corporations employ more than 450 physicians in 24 states and Puerto Rico. Additional information is available on the Internet: WWW.PEDIATRIX.COM.

About Magella Healthcare Corporation:

         Magella was founded in 1998 and was sponsored by the investment firm Welsh, Carson, Anderson & Stowe. The physician group provides neonatal services in 11 markets in eight states, and maternal-fetal medicine services in five markets in three states. A total of 80 neonatologists provide care for patients at 30 NICUs, with current annualized patient volume of approximately 180,000 NICU patient days. In addition, there are a total of 29 maternal-fetal medicine subspecialists practicing as part of the group.

                                      # # #

EXCEPT FOR HISTORICAL INFORMATION, MATTERS DISCUSSED IN THIS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, BUSINESS, FINANCIAL AND INTEGRATION RISKS ASSOCIATED WITH THE PROPOSED MERGER; RISK THAT THE APPROVAL OF PEDIATRIX SHAREHOLDERS MAY NOT BE OBTAINED; AND RISK THAT THE MERGER TRANSACTION WILL NOT BE CONSUMMATED. IN ADDITION, PEDIATRIX DETAILS OTHER RISK FACTORS IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000, FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THESE RISKS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS.